Exhibit 99.4

GO PAPERLESS!
Sun Life Financial has a long-standing commitment to sustainability. As part of that commitment, we strive to be accountable for our environment interactions.
In an effort to help us reduce the amount of printed material produced, please consider receiving your investor information via the Internet.
IT’S EASY AND CONVENIENT.
FOLLOW THESE SIMPLE STEPS NOW:
Go to www.proxyvote.com or use your smartphone to scan the QR code provided
Enter the 16-digit control number from the enclosed Voting Instruction Form
Vote and make your final submission Click on the “SIGN UP” button
Enter and verify your email address
Create and verify your confidential PIN
Confirm you have read the Description of Service
Submit and you are done!
Life’s brighter under the sun
Sun Life Financial
E-2-2016